SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held Company with Authorized Capital MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 20, 2006

1. DATE, TIME AND PLACE: July 20, 2006, at 06:00 p.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, which represented a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Technological Project: pursuant to the Relevant Fact signed on 06.30.2006, Mr. Roberto Oliveira de Lima submitted to the Directors the proposal and study for the operators of the Personal Mobile Services, subsidiaries of this Company, to carry out the construction of a GSM/EDGE network convertible into W-CDMA, to be added to its current CDMA network, which will continue in full operation and expansion.

After having reviewed and discussed the proposal and study that were submitted to them, the Directors resolved to approve the same, authorizing the Board of Executive Officers to start the procedures pertaining to the achievement of such goal. They further approved the publication of a Relevant Fact for the purpose of disclosing the fact to the Market, as required in CVM Instruction no. 358/02.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, these minutes were drawn-up, and after having been read and approved, they were signed by the Directors who attended the meeting and by the Secretary, and transcribed in the proper book.

Signatures: Fernando Xavier Ferreira – Chairman of the Meeting and Chairman of the Board of Directors; Felix Pablo Ivorra Cano – Director represented by Mr. Fernando Xavier Ferreira; Shakhaf Wine – Director; Antonio Gonçalves de Oliveira; Luiz Kaufmann – Directors; Henri Philippe Reichstul – Director represented by Mr. Fernando Xavier Ferreira; João Pedro Amadeu Baptista – Vice-Chairman of the Board represente by Mr. Shakhaf Wine; Rui Manuel de Medeiros D’Espiney Patrício – Director represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira – General Secretary.

Breno Rodrigo Pacheco de Oliveira
General Secretary - OAB/RS nº 45. 479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.